Mail Stop 3561

February 11, 2009

Daniel Coker
President and Chief Executive Officer
Amerigon Incorporated
21680 Haggerty Road Suite 101
Northville, MI 48167

Re: **Amerigon, Inc.**
Form 10-K for the Year Ended December 31, 2007
Filed February 13, 2008
Schedule 14A filed April 23, 2008
File No. 000-21810

Dear Mr. Coker:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

Max A. Webb
Assistant Director